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                                                          EXHIBIT 12.1
                          AMERICAN EXPRESS COMPANY

        COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                            (Dollars in millions)



                             Nine Months           Years Ended December 31,
                         Ended September 30,    -----------------------------
                                1995            1994    1993     1992    1991
                         -------------------    ----    ----     ----    ----
Earnings:
  Pretax income from
   continuing operations       $1,641         $1,891  $2,326   $  896  $  622
 Interest expense               1,749          1,925   1,783    2,171   2,761
 Other adjustments                 62            103      88      196     142
                                -----          -----   -----    -----   -----
Total earnings (a)             $3,452         $3,919  $4,197   $3,263  $3,525
                                -----          -----   -----    -----   -----
Fixed charges:
 Interest expense              $1,749         $1,925  $1,783   $2,171  $2,761
 Other adjustments                101            142     130      154     147
                                -----          -----   -----    -----   -----
Total fixed charges (b)        $1,850         $2,067  $1,913   $2,325  $2,908
                                -----          -----   -----    -----   -----
Ratio of earnings to
 fixed charges (a/b)             1.87           1.90    2.19     1.40    1.21

  Included in interest expense in the above computation is interest expense related to the Company's international banking operations and Travel Related Services' consumer lending activities, which is netted against interest and dividends in the Consolidated Statement of Income.

  For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

  For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.

  On May 31, 1994, the Company completed the spin-off of Lehman Brothers through a dividend to American Express common shareholders. Accordingly, Lehman Brothers' results are reported as a discontinued operation and are excluded from the above computation for all periods presented. In March 1993, the Company reduced its ownership in First Data Corporation to approximately 22 percent through a public offering. As a result, beginning in 1993 FDC is reported as an equity investment in the above computation.



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                                                          EXHIBIT 12.2
                          AMERICAN EXPRESS COMPANY

      COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES AND
                          PREFERRED SHARE DIVIDENDS
                            (Dollars in millions)


                             Nine Months           Years Ended December 31,
                         Ended September 30,    -----------------------------
                                1995            1994    1993    1992    1991
                         -------------------    ----    ----    ----    ----
Earnings:
 Pretax income from
   continuing operations      $1,641          $1,891  $2,326  $  896  $  622
 Interest expense              1,749           1,925   1,783   2,171   2,761
 Other adjustments                62             103      88     196     142
                               -----           -----   -----   -----   -----
Total earnings (a)            $3,452          $3,919  $4,197  $3,263  $3,525
                               -----           -----   -----   -----   -----
Fixed charges and
 preferred share
 dividends:
 Interest expense             $1,749          $1,925  $1,783  $2,171  $2,761
 Dividends on preferred
   shares                         18              50      66      65      61
 Other adjustments               101             142     130     154     147
                               -----           -----   -----   -----   -----
Total fixed charges and
 preferred share
 dividends (b)                $1,868          $2,117  $1,979  $2,390  $2,969
                               -----           -----   -----   -----   -----
Ratio of earnings to
 fixed charges and
 preferred share
 dividends (a/b)                1.85            1.85    2.12    1.37    1.19

  Included in interest expense in the above computation is interest expense related to the Company's international banking operations and Travel Related Services' consumer lending activities, which is netted against interest and dividends in the Consolidated Statement of Income.

  For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

  For purposes of the "fixed charges and preferred share dividends" computation, dividends on outstanding preferred shares have been increased to an amount representing the pretax earnings required to cover such dividend requirements. Other adjustments include capitalized interest costs and the interest component of rental expense.

  On May 31, 1994, the Company completed the spin-off of Lehman Brothers through a dividend to American Express common shareholders. Accordingly, Lehman Brothers' results are reported as a discontinued operation and are excluded from the above computation for all periods presented. In March 1993, the Company reduced its ownership in First Data Corporation to approximately 22 percent through a public offering. As a result, beginning in 1993 FDC is reported as an equity investment in the above computation.